EXHIBIT 97.1

POLICY REGARDING RECOVERY OF EXECUTIVE COMPENSATION
(PURSUANT TO SEC AND NYSE RULES)
        The Board of Directors (the “Board”) of Maximus, Inc. (the “Company”) has adopted this Compensation Recovery Policy (the “Policy”) effective as of October 2, 2023. This Policy provides for the recovery of certain incentive-based compensation in the event of a Financial Restatement (as defined below) of the Company’s financial statements. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act (as defined below) and Section 303A.14 of the New York Stock Exchange Listed Company Manual.
1.Definitions. For purposes of this Policy, the following terms shall have the meanings set forth below.
(a)“Committee” means the Compensation Committee of the Board, or if so designated by the Board, another committee of the Board comprised solely of independent directors.
(b)“Covered Compensation” means any Incentive based Compensation “received” by a Covered Executive during the applicable Recovery Period; provided that:
(i) such compensation was received by such Covered Executive (A) on or after October 2, 2023, (B) on or after he or she commenced service as an Executive Officer, and (C) while the Company had a class of securities publicly listed on a U.S. national securities exchange; and
(ii) such Covered Executive served as an Executive Officer at any time during the performance period applicable to such Incentive based Compensation.
For purposes of this Policy, Incentive based Compensation is deemed “received” by a Covered Executive in the fiscal period during which the Financial Reporting Measure applicable to such Incentive based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive based Compensation occurs after the end of such period.
(c)“Covered Executive” means any current or former Executive Officer.
(d)“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
(e)“Executive Officer” means, with respect to the Company, (i) its president, (ii), its principal executive officer1, (iii) its principal financial officer, (iv) its principal accounting officer (or if there is no such accounting officer, its controller), (v) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), (vi) any other officer who performs a policy-making function for the Company (including any officer of the Company’s parent(s) or subsidiaries if they perform policy-making functions for the Company), and (vii) any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.
(f)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from any such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.
(g)“Financial Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
    For the avoidance of doubt, for purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a restatement of the Company’s financial statements due to an out-of-period adjustment or a retrospective: (1) application of a change in accounting principles, (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization, (3) reclassification due to a discontinued operation, (4) application of a change in reporting entity, such as from a reorganization of entities under common control, or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.
(h)“Incentive based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. [For purposes of this Policy, “Incentive based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement plan or any notional account that is based on Incentive based Compensation, as well as any earnings accrued thereon).
(i) “NYSE” means the New York Stock Exchange, or any successor thereof.
(j)“Recovery Period” means the three fiscal years completed immediately preceding the date of any applicable Recovery Trigger Date. Notwithstanding the foregoing, the Recovery Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.
(k)“Recovery Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.
2.Recovery of Erroneously Awarded Compensation.
(a)In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that otherwise would have been received by such Covered Executive if it had been determined based on the information in the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation, each calculated on a pre-tax basis (such excess amount, the “Erroneously Awarded Compensation”).
(b)If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is stock price or total shareholder return (or any measure derived wholly or in part from either of such measures) and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received and the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
(c)For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed, or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to a Financial Restatement.
(d)Notwithstanding anything to the contrary in Sections 2(a) through (c) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in any of the following clauses (i), (ii) or (iii) are satisfied and (y) the Compensation Committee (or, in the absence of such committee, a majority of the independent directors serving on the Board) has determined that recovery of the Erroneously Awarded Compensation would be impracticable:
(i)the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE;
(ii)recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE; or
(iii)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
(e)The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums, through gross-up payments or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to this Policy2.
(f)The Committee shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards, (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise planned or owed by the Company or any of its affiliates to the Covered Executive, (iv) cancelling outstanding vested or unvested equity or equity-based awards, (v) forfeiting deferred compensation, subject to compliance with Section 409A of the Code and the regulations promulgated thereunder and/or (vi) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation.

3.Administration. This Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon the Company and the Covered Executives, their beneficiaries, heirs, executors, administrators and any other legal representatives. The Committee shall have full power and authority to: (i) administer and interpret this Policy, (ii) correct any defect, supply any omission, and reconcile any inconsistency in this Policy, and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Policy or to comply with applicable law, rules, regulations, administrative interpretations or listing standards.
4.Amendment/Termination. Subject to Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Policy may be amended, modified, supplemented, rescinded, replaced or terminated by the Committee at any time and from time to time in its sole discretion. To the extent that any applicable law, rules, regulations, administrative interpretations or listing standards require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, rules, regulations, administrative interpretations or listing standards. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities listed on a United States national securities exchange.
5.Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable rules, regulations, administrative interpretations or listing standards adopted in connection therewith), and the provisions of this Policy shall be interpreted in a manner that satisfies such requirements, and this Policy shall be applied accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.
6.Other Compensation Clawback/Recovery Rights. Any right of recovery under this Policy is in addition to, and not in lieu of, (i) any other remedies, rights or requirements with respect to the clawback, recovery or recoupment of any compensation that may be available to the Company pursuant to the terms of any other policy of the Company (or any of its affiliates), including the Compensation Recovery Policy, that may be in effect from time to time, (ii) any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and (iii) any other legal remedies available to the Company under applicable law; provided, however, that any amounts recouped, recovered or clawed back under any law or other policy that would be recoverable under this Policy shall count toward any required recoupment, recovery or clawback under this Policy and vice versa, in each case without duplication.
7.Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation pursuant to this Policy to seek recovery of amounts received by a Covered Executive which are awarded, paid, granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salaries; bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure; bonuses paid solely upon satisfying one or more subjective standards; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures; or any other compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures.
8.Miscellaneous.
(a)Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the provisions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern.
(b)This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.